Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

BY EDGAR AND HAND DELIVERY

September 10, 2010

Mr. Todd K. Schiffman

Mr. Eric Envall

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Walker & Dunlop, Inc.
Registration Statement on Form S-1
Originally Filed August 4, 2010

File No. 333-168535

Dear Mr. Schiffman:

On behalf of our client, Walker & Dunlop, Inc., a Maryland corporation (the “Company”), we have electronically transmitted under separate cover, pursuant to Regulation S-T, Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-168535) (including exhibits thereto) of the Company (the “Registration Statement”) for filing under the Securities Act of 1933, as amended, which has been marked to show changes from the Company’s initial filing of the Registration Statement with the Securities and Exchange Commission (the “Commission”) on August 4, 2010.

This letter responds to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”), received by letter dated August 30, 2010 (the “Comment Letter”), with respect to the Registration Statement, and the changes reflected in Amendment No. 1 to the Registration Statement (“Amendment No. 1”) include those made in response to the Comment Letter.  We have enclosed with this letter a marked copy of Amendment No. 1, which was filed today by the Company via EDGAR, reflecting all changes to the Registration Statement.

For your convenience, set forth in italics below are your numbered comments, with the Company’s responses immediately following.  All references in this letter to page numbers and captions correspond to the page numbers and captions in Amendment No. 1.  Defined terms used herein but not otherwise defined have the meanings given to them in Amendment No. 1.

General Comments

1.                                      Please include the “placeholder information” in your next amendment as we may have additional comments upon receipt and review of that information.

Response to Comment No. 1

The Company advises the Staff that it has revised Amendment No. 1 to reflect information that is available as of the date of this letter and expects to include any remaining placeholder information in the next filing with the Commission.

Our Company, page 1

2.                                      Please revise here and throughout your document to clarify your obligation to repurchase sold loans as a result of a breach in customary representations and warranties, clearly differentiating such obligations from your risk sharing obligations discussed elsewhere.  To the extent applicable, discuss the existence of these repurchase commitments, including triggering events, and the extent to which you have been required to perform under them.

Response to Comment No. 2

The Company advises the Staff that it has revised its disclosures on pages 2, 17, 18 and 72 to clearly differentiate the Company’s obligation to repurchase from its risk-sharing obligations and to discuss in further detail the potential triggering events. The Company has also revised its disclosures to state that it has never been required to repurchase any loan.

Our History and the Formation Transactions, pages 6 and 56

3.                                      Please revise this section to include a chart indicating your current ownership structure in addition to the chart you provided showing your anticipated structure after giving effect to the formation transactions.

Response to Comment No. 3

The Company is including supplementally for the Staff’s consideration a chart indicating the current ownership structure. The Company respectfully submits that the inclusion of this chart in the prospectus would be confusing and not of any benefit to investors in the offering, and requests not to include such chart in the prospectus.

Summary Selected Financial Data, page 10

4.                                      Please refer to footnote 1 to the tabular presentation of the summary selected financial data and address the following:

•                  Please revise all presentations throughout the document to present pro forma income taxes for the periods ended December 31, 2009 and June 30, 2010 as if the company were a taxable entity.  In periods subsequent to becoming a taxable entity, pro forma income tax information and pro forma EPS for periods prior to conversion to a taxable entity should continue to be presented.

•                  Please revise to provide an expanded discussion of the tax liability that will be recognized when the transaction is completed.  A tabular presentation of the components of the net liability may be helpful.

Response to Comment No. 4

The Company advises the Staff that pro forma tax expense, net income less pro forma tax expense and pro forma EPS for the year ended December 31, 2009 and the six months ended June 30, 2010 have been added to the Summary Selected Financial Data table on pages 11-12 and the Selected Financial Data table on pages 37-38.  In addition, the Company has expanded its discussion of the tax liability that will be recognized when the transaction is complete and added a tabular presentation of the components of the estimated net deferred tax liability in footnote 1 of the Summary Selected Financial Data table on pages 11-12 and the Selected Financial Data table on pages 37-38.  The Company further acknowledges that it will provide pro forma income tax information and pro forma EPS for prior periods when such periods are included in future filings.

Risk Factors, page 12

5.                                      Please include a stand-alone Risk Factor the discusses the risks associated with the fact that it does not appear that you will have an independent board following the consummation of the offering.

Response to Comment No. 5

The Company advises the Staff that the board of directors will be comprised of a majority of independent directors at or prior to effectiveness of the Registration Statement. The Company’s board of directors is in the process of determining which directors will be considered independent, and following such determination, the Company will identify such independent directors in the next pre-effective filing.  As a result of the foregoing, the Company respectfully submits that it does not believe that it is necessary or appropriate to include a risk factor related to the lack of an independent board following consummation of the offering.

Capitalization, page 32

6.                                      Please revise footnote 3 to identify the formation costs referenced and their relationship to deferred taxes to be incurred as result of the company becoming a taxable entity.

Response to Comment No. 6

The Company advises the Staff that footnote 3 to the capitalization table mistakenly referred to formation costs and has been corrected on page 33 to explain that pro forma amounts include $37.8 million of estimated net deferred tax liabilities expected to be recognized as a result of the termination of the predecessor’s pass through tax reporting status.

Selected Financial Data, page 35

7.                                      Please revise to disclose the source of the information presented for 2006 and 2005.

Response to Comment No. 7

The Company has revised its disclosures on page 36 to clarify that the information presented for 2006 and 2005 is derived from the unaudited financial statements of its predecessor.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 37

8.                                      Please revise here and throughout your document to clarify that, in cases where you do not fund the loan, you are acting as a loan broker.  Revise to more transparently discuss the structure of fees and expenses for these arrangements with a view to differentiating them from situations where you originate loans.

Response to Comment No. 8

The Company has revised its disclosures on pages 1, 13, 39, 41, 60, 69 and F-7 to clarify that in cases where the Company does not fund the loan, it acts as a loan broker and to provide further details regarding the structure of fees and expenses for loans for which the Company acts as a loan broker.

Revenues, page 39

9.                                      Please revise your discussion of loan origination fees to clarify what premiums earned on the sale of a loan are.

Response to Comment No. 9

The Company has revised its disclosures on page 42 to describe in greater detail premiums received on the sale of a loan.

10.                               Please revise your discussion of the results of operations to quantify the amount of make-whole payments you have received from Fannie Mae and Freddie Mac as a result of loan prepayments in each period presented, clarifying how much of your servicing fees resulted from these activities.

Response to Comment No. 10

The Company advises the Staff that make-whole payments are included in Other, rather than Servicing Fees, as reflected on page 42. The Company does not believe that these payments have been significant in any period other than 2007. To date, the Company has only received make-whole payments from Fannie Mae, which were $0.3 million for 2009, $0.7 million for 2008, and $2.6 million for 2007.  The Company has revised the 2007 comparative analysis of Other on page 50 to break out the 2007 make-whole payments.

11.                               Please revise net warehouse income to separately present interest income and interest expense related to warehouse financing.  We believe each of these items represents important trends in your financial statements and that each of these items is independent of the other.  To the extent you continue to believe net presentation is appropriate on the face of the financial statements, revise to disclose why you believe so and to disclose the basis for doing so.  At a minimum, revise to include a tabular presentation of these items reconciling to the net amount in your discussion of the results of operations and in the footnotes to the financial statements may be helpful.

Response to Comment No. 11

The Company uses a warehouse line to fund each loan that it originates through a GSE or HUD program.  The Company holds these loans for sale only during a short period of time between the closing of the loan with the borrower and its sale to the investor.  The Company’s warehouse interest expense is dependent upon and directly linked to warehouse interest income.  Each borrowing on a warehouse line relates to a specific loan for which the Company has already secured a loan sale commitment with an investor.  Because of this “matched funding,” the Company does not incur warehouse interest expense without earning warehouse interest income.  While in a positive spread environment where long-term interest rates are higher than short-term interest rates, the Company earns a net warehouse interest spread for each loan held for sale, which is the difference between the loan coupon rate and the corresponding warehouse interest expense. Based on the matched fundings, the Company believes that the presentation of net warehouse interest income on the face of the financial statements is appropriate.

The Company, however, acknowledges the Staff’s comment that it may be helpful to provide a tabular presentation of warehouse interest income and warehouse interest expense in the Company’s discussion of result of operations and the notes to the financial statements.  Accordingly, the Company has revised its disclosures, including the comparative analyses of Net Warehouse Interest Income on pages 46, 48 and 50 and Note 2 - Summary of Significant Accounting Policies on F-12 and F-37 for all periods to include tabular presentations that break out warehouse interest income and warehouse interest expense. We have also clarified our description of net warehouse interest income on page 42.

Critical Accounting Policies, page 41

12.                               We note that here and throughout your document that you present and discuss gains attributable to MSRs as revenue.  As you know, an MSR does not exist until it is separated from the loan at the time the loan is sold.  It is an asset that is recorded when the loan is removed from your books, and it does not result in a gain in and of itself.  It represents a contractual right to future cash flows in exchange for servicing the underlying loans and is an intangible asset.  Further, you disclose on page F-11 that “Gains and losses on the sales of mortgage loans are recognized based upon the difference between the selling price and the carrying value of the related mortgage loans sold.  The gain on the sale of mortgage loans is reported in the accompanying consolidated and combined statements of income as loan origination fees (representing loan origination related fees, net of co-broker fees, collected from the borrower and income attributable to premium pricing) and gain attributable to MSRs, net of Guaranty obligations (representing the value values assigned to MSRs and Guaranty obligations).”  Please revise here and throughout your document, including the footnote to your financial statements, to address the following:

•                  Please describe in detail your accounting for loan sales such that a gain attributable to MSRs is recorded as revenue.  Refer to the specific authoritative literature you relied on in determining the appropriateness of recording gains attributable to MSRs as revenue.  To the extent the amounts reflected in this line item actually reflects gains on sale of loans, revise your titles throughout your document to more clearly reflect the nature of those amounts.

Response to Comment No. 12 (first bullet)

The Company acknowledges the Staff’s comment regarding the amounts reflected in the line item Gain attributable to mortgage servicing rights and acknowledges that revenue is not recognized when MSRs are recorded. The Company records a gain and a related forward loan commitment derivative asset when the Company commits to fund a loan (ASC 815). The loan commitment becomes part of the cost of the acquired loan when the loan is closed.  Upon sale of the loan, any retained mortgage servicing rights are separately presented as MSRs, as is the guaranty obligation.  No gain or loss is typically recognized upon a loan sale because loans held for sale are marked-to-market each reporting period, as a result of the Company’s election of the fair value option under ASC 825. At the time of entering into the loan commitment, the Company also enters into a forward sale commitment, which has a fair value of zero at inception.  Changes in the fair value of the loan commitments, the forward sale commitments, and the loans held for sale are recorded in accordance with ASC 820 and 825.  Any changes in fair value are an increase or decrease to the gain or loss from mortgage banking activities.

In the Company’s initial filing of the Registration Statement on August 4, 2010, gains on sales of loans were reported as Loan origination related fees and Gain attributable to MSRs, net of guaranty obligation.  After considering the Staff’s comment, the Company has determined that it would be more appropriate to remove the line items and descriptions that create an appearance that MSRs and guaranty obligations are separate income statement activities. Accordingly, the Company has revised its disclosures, including on pages 11, 37, 39, 41, 45-50, F-4, F-10, F-15, F-32 and F-36, to replace Loan origination related fees and Gain attributable to MSRs, net of guaranty obligation with a single income line item, Gains from mortgage banking activities, and provide supporting disclosure. The Company amended the caption on page 45, 52, F-6 and F-34 to reflect the fair value of mortgage servicing rights created.

•                  You refer to the “gain attributable to MSRs, net of Guaranty obligations” on page F-11.  Clearly differentiate the amounts related to the guaranty obligations netted against this gain from your Provision for risk-sharing obligation.  To the extent the Provision for risk-sharing obligation is actually a component of the gain on sale of loans, clearly explain how you determined it is appropriate to report the Provision for risk-sharing obligation as an expense rather than a reduction of the gain on sale of loans.

Response to Comment No. 12 (second bullet)

The Fannie Mae DUS risk-sharing program represents a performance guaranty. Upon the inception of a performance guaranty, the Company recognizes the greater of (i) the fair value of the obligation to stand ready to perform over the term of the guaranty (non-contingent obligation) and (ii) the fair value of the expected loss from risk-sharing obligations in the event of a borrower default (contingent obligation), in accordance with ASC 460.  The guaranty obligation is the non-contingent component of the performance guaranty and the risk-sharing obligation is the contingent component of the performance guaranty.  The Company presents the guaranty obligation separately from the provision for risk-sharing obligations, as it believes it is more informative for readers to see these contingent and non-contingent components separately presented. Combining the contingent and non-contingent obligations would eliminate the ability of the reader to discern trends in credit quality and performance of the portfolio.  For example, if the two components were combined, increases in Fannie Mae DUS origination volumes would increase the non-contingent component and would mask any trends in the underlying credit quality and performance of the portfolio.   The Company has revised its disclosures on pages 43-44, F-16, F-17, F-36, F-38 and F-39 to more clearly differentiate the provision for risk-sharing obligations from the guaranty obligation.

•                  To the extent that the risk-sharing obligation is the same as your guaranty obligation, please revise your titles through the document to more transparently reflect that fact.  If they represent different amounts, then revise to more clearly explain that fact and what each represents and how they are each determined.

Response to Comment No. 12 (third bullet)

As clarified in the Company’s response to Comment No. 12 (second bullet), the Company’s guaranty obligation is distinct from its provision for risk-sharing obligations.  In response to the Staff’s comment, the Company has revised its disclosures on pages 43-44, F-16, F-17, F-38 and F-39 to better explain the difference between the Company’s guaranty obligation and provision for risk-sharing obligations.  The Company’s disclosures on pages 43-44 provide the methodology for calculating the guaranty obligation and the provision for risk-sharing obligations.  See also the Company’s response to Comment No. 12 (fourth bullet) for a more detailed explanation of how the provision for risk-sharing obligations is determined.

•                  Please revise to clarify the basis for recording a provision for risk sharing obligation at the loan level when you believe it is probable that a loss has been incurred since you know from a historical perspective that there will be loans subject to this obligation when they are sold, clarifying how you consider this obligation when loans are sold.

Response to Comment No. 12 (fourth bullet)

The Company has experienced losses under the Fannie Mae DUS risk-sharing program totaling $7.6 million on 15 loans in the last 20 years.  As described above in response to the second bullet, the Company recognizes at the time the loan is sold the greater of (i) the non-contingent obligation (guaranty obligation) and (ii) the contingent obligation (risk-sharing obligation). The low likelihood of loss causes the fair value of the non-contingent obligation to exceed the contingent obligation. Accordingly, the liability recognized upon sale of the loan has historically been the stand-ready obligation, which is the non-contingent element of the performance guaranty.

The Company records provisions for risk-sharing obligations by evaluating the probability of a borrower default for all Fannie Mae DUS loans with risk-sharing obligations on a loan-by-loan basis for each reporting period.  The number of loans in the Company’s servicing portfolio with a risk-sharing obligation, combined with the infrequency of losses and loss trends, are small enough to enable a loan-by-loan analysis. In the event the Company determines that it is probable that a borrower will default on a loan, the Company estimates the probable loss in accordance with ASC 450.  The Company’s estimate of the probable loss represents the unpaid principal balance of the loan, less the estimated fair value of the underlying collateral and estimated selling costs.  This additional loss is recognized as a Provision for Risk-Sharing Obligations.  The Company has revised its disclosures on pages 43-44 to better explain the recording of a provision for risk-sharing obligations at the loan level.

•                  Please revise your discussion of the results of operations and the footnotes to the financial statements to include a tabular presentation reconciling loan sales in each period presented to the amount of sold loans, the amount recognized as a servicing asset or liability, the amount recognized as a gain or loss on the sale of the loans, and the amount recorded as guaranty obligations.

Response to Comment No. 12 (fifth bullet)

The Company has revised its results of operations disclosures on pages 46-50 and added a new Note 4 Gains from Mortgage Banking Activities on page F-15 that provides a tabular presentation of the components of such gains. Mortgage servicing rights recognized in Note 4 plus the fair value of MSRs related to rate lock commitments and mortgage loans held for sale from the previous year, except for a small difference in 2009, equals additions in Note 5 on pages F-15 and F-16.  In addition, the Company has revised the disclosure on page F-6 so that loans originated and sold equal the amounts disclosed on F-30.

Results of Operations, page 41

13.                               Please expand here and elsewhere throughout the document the reasons for and impact of the fact that your business is seasonal.

Response to Comment No. 13

Upon closer examination, the Company does not believe that its business is seasonal. Although the Company, from time to time, has experienced slightly higher revenue, operating income, net income and/or cash flows from operating activities in the second and fourth quarters, this pattern has been inconsistent, and over the past few years the Company has not experienced such a pattern.  The timing of loan originations is dependent upon the demand for the Company’s products and services and is not subject to any predictable seasonal patterns.  Accordingly, the Company has deleted the risk factor on page 27, deleted the discussion of seasonality in the “Business” section and revised its disclosures on pages 44-45 to clarify that it is subject to transactional fluctuations, not seasonality.

14.                               For all periods presented, please revise your discussions of the Provisions for Risk Sharing Obligation to more clearly identify and discuss in detail the underlying trends in credit quality and timing of loss recognition.

Response to Comment No. 14

The Company advises the Staff that it has revised its disclosures on pages 48 and 50 to more clearly identify and discuss underlying trends in credit quality. The Company notes that it provides data on Key Credit Metrics on page 56, including metrics related to the provision for risk-sharing obligations, which represents the Company’s contingent obligation measured on a loan-by-loan basis and is distinct from its non-contingent obligation (guaranty obligation), as further explained in the Company’s response to Comment 12.  With respect to the timing of loss recognition, the Company has expanded its disclosures on pages 43-44.

Sources of Liquidity:  Warehouse Facilities, page 50

15.                               Please expand on your disclosure that you were in breach of your delinquency rate covenant with Bank of America as of June 30, 2010.  Please include a discussion of how this breach will impact the terms of your warehouse line going forward.

Response to Comment No. 15

The Company has expanded its disclosures on page 54 to clarify that it does not believe that the prior breach of the delinquency rate covenant under the Bank of America warehouse facility will have any impact on its ability to borrow funds in the future under the Bank of America warehouse facility or any other existing warehouse facilities. The Company continues to have full access to all of its warehouse facilities in the ordinary course of business.

The Company respectfully notes that the existing disclosure already describes (i) the prior Bank of America covenant prohibiting a delinquency rate increase of 0.5% from quarter-end to quarter-end and (ii) the Company’s breach of such covenant, as a result of a 0.7% increase in the delinquency rate between March 31, 2010 to June 30, 2010.  Furthermore, the existing disclosure notes that the lenders waived the breach and any cross-defaults, and that the Bank of America covenant threshold was amended to increase the maximum delinquency rate percentage change from 0.5% to 1.0%. The breach has had no other impact on the terms of the Company’s warehouse facility with Bank of America or any other lender.

Credit Quality and Allowance for Risk Sharing Obligation, page 52

16.                               Please revise the information in this table to provide the actual dollar amount(s) of the various items presented in addition to the percentages you present.  Include an actual roll-forward of the risk sharing obligation.

Response to Comment No. 16

The Company advises the Staff that it has revised the table on page 56 to include a roll forward of the allowance for risk-sharing obligations and the actual dollar amounts of all items that are described as percentages.

17.                               Please revise to provide quantified information of your Fannie Mae DUS loans subject to full risk sharing agreements and modified risk sharing agreements.  Include a quantified discussion of how the level of risk sharing agreement affected the amount of the provision as well as how it affected the “Provision as a percentage of Fannie Mae at risk servicing portfolio” in your table on page 52.  Identify the loss trends for each level of loss sharing agreement, and discuss the extent to which those trends are proportionally similar.

Response to Comment No. 17

The Company acknowledges the Staff’s concerns regarding modified and full risk-sharing obligations.  Although the Company has exposure under both full and modified risk-sharing loan level arrangements, it has had only 15 loans resulting in $7.6 million of risk-sharing losses in its 20 plus year history, none of which was from modified risk-sharing loan arrangements.  There are no discernable trends for full risk-sharing and modified risk-sharing obligations.

The Company has expanded the table on page 56 to provide the Fannie Mae balances of the full risk, modified risk and no risk balances.  In addition, the Company has expanded the footnote to describe and provide an example of the potential treatment of full and modified loss sharing and the amounts included in the at risk-balance/portfolio disclosures.

18.                               Please revise your table on page 52 to also present a measure of the provision as a percentage of loans on which the risk-sharing provision was triggered.

Response to Comment No. 18

The Company advises the Staff that as it provisions for risk-sharing obligations and makes adjustments over time on a loan specific basis, it believes that a more meaningful measure is the allowance for risk-sharing obligations as a percentage of the associated at risk balance. Accordingly, the Company has amended the table on page 56.

Investment Services, page 64

19.                               Please revise this section to more clearly identify and discuss the inherent conflicts of interest in your investment advisory activities and your other brokerage and origination activities.  Identify the steps you take to mitigate such conflicts of interest.

Response to Comment No. 19

The Company acknowledges the Staff’s comment, but respectfully submits that the Company does not believe there are conflicts of interest between its investment advisory activities and its brokerage and origination activities.  In particular, the Company notes the existing disclosure on page 69 under the heading “Investment Services,” which states that “[w]e do not intend to make any further investments on behalf of these funds or perform any further services, other than managing the existing fund investments.”  The Company does not believe that the management of these existing investments (as opposed to making new investments) represents a conflict of interest with the Company’s other activities.  Furthermore, the disclosure on page 69 affirms that, to the extent that the Company raises additional funds in the future, these funds would not compete with the Company’s existing product offerings.

Underwriting and Risk Management, page 65

20.                               Please revise this section to discuss the underlying credit quality trends experienced during the periods presented.

Response to Comment No. 20

The Company has revised its disclosures on pages 71 and 72 to discuss the underlying credit quality trends experienced during the periods presented.  In addition, the Company has revised its discussion on pages 47, 49 and 51 to discuss underlying credit quality trends.

Our Management, page 71

21.                               It appears from your table on page 71 that no members of your board qualify as independent within the meaning of the NYSE listing standards.  Please include a more detailed discussion in your Corporate Governance section on page 75 of the impact the lack of independent board will have on your operations and standing with the NYSE.

Response to Comment No. 21

As noted in the Company’s response to Comment 5, the board of directors will be comprised of a majority of independent directors at or prior to effectiveness.  After the board of directors has made its determinations regarding the identity of the independent directors, the Company will revise the disclosure in a subsequent pre-effective amendment to the Registration Statement to insert footnote (1) with respect to each director that is an independent director.

Compensation Discussion and Analysis, page 77
2009 Executive officer Compensation, page 81

22.                               We note your disclosure that for 2009 your adjusted net income exceeded the targeted adjusted net income you established in order for participants to qualify for your long-term incentive bonus program.  Please revise your registration statement to state what your targeted net income level was for 2009.

To the extent you believe that disclosure of these performance objectives is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion- In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance measures and the competitive harm that is likely to result from disclosure.  Refer to item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Response to Comment No. 22

The Company has revised its disclosures on page 88 to state that the 2009 pre-tax adjusted net income target was $25.2 million.

Executive Compensation, page 82

23.                               We note that you have provided disclosures for only two named executive officers (Messrs. Smith and Warner) that may be considered covered persons in accordance with Item 402(a)(3)(iii) rather than three such individuals as the rule requires.  Please revise your registration statement to satisfy the requirements of Item 402(a)(3)(iii).

Response to Comment No. 23

The Company advises the Staff that, other than the executive officers listed in the tables on page 86, the Company did not have any additional executive officers as of December 31, 2009, and does not expect to have any additional executive officers at the time of effectiveness.  Accordingly, there are no additional covered persons for which the disclosure under Item 402(a)(3)(iii) is required.

Certain Relationships and Related Transactions, page 92
2009 Column Transaction, page 92

24.                               Please revise to provide a discussion of how the fair values of the assets related to the GPF and Column transactions were determined.  Clarify that the Column transaction was recorded as an acquisition of a business.

Response to Comment No. 24

The Company advises the Staff that it has revised the description on page 98 to describe how the fair values of the GPF and Column assets were determined.  The Company has included language that states the Column transaction was recorded as an acquisition of a business.

25.                               Please revise to provide a discussion of how the resultant ownership percentages of Walker and Dunlop LLC were determined considering the value of the contributed and acquired assets, including a discussion of the bargain purchase aspect of the Column acquisition.

Response to Comment No. 25

The Company advises the Staff that it has revised the description on page 98 to describe how the resulting ownership percentages of GPF and Column were determined and to include a discussion of the bargain purchase gain.

Financial Statements, beginning on page F-1
Report of Independent Registered Public Accounting Firm, page F-2

26.                               Please revise to provide a signed and dated opinion from your independent registered public accounting firm with no restrictions or exceptions in a pre-effective amendment.

Response to Comment No. 26

The Company advises the Staff that KPMG LLP, the Company’s independent registered public accounting firm, has provided a signed and dated audit opinion to Amendment No. 1.

Consolidated and Combined Statements of Income, page F-4

27.                               Please revise to present pro forma earnings per share on the face of your Statements of Income on page F-4 and consistent with your tabular presentation in Note 7 on page F-18 to give effect to the conversion from an LLC to a corporation.

Response to Comment No. 27

The Company advises the Staff that it will revise, in a pre-effective amendment, the consolidated and combined statements of income on page F-4 and on page F-18 to present pro forma earnings per share, giving effect to the formation transactions as described in Note 8. Note 8 has also been revised to describe the formation transaction as a future transaction, as it will not occur prior to the effective date of the Registration Statement. The earnings per share will be presented in a manner consistent with the principles of a stock split. Accordingly, the pro forma amounts will not include a pro forma tax expense. Similar disclosures will be provided on F-32 and F-43 of the interim financial statements.

Note 1 — Organization, page F-7

28.                               You disclose on page 64 that you provide certain investment advisory services to W&D Balanced Release Estate Fund I, LLC and Walker & Dunlop Apartment Fund I, LLC.  We note you also have certain ownership interests in each fund.  You disclose on page F-7 that your financial statements consolidated W&D Balanced Real Estate Fund LGP, LLC, a wholly-owned subsidiary of W&D LLC.  Revise to clearly describe the relationship between W&D Balanced Release Estate Fund I, and W&D Balanced Real Estate Fund LOP, LLC.  Tell us in detail and briefly disclose how you consider the guidance of ASC 810-10-05 (FIN 46R) and ASC 810 (SFAS 167) in determining whether it was appropriate to consolidate W&D Balanced Release Estate Fund I, LLC and Walker & Dunlop Apartment Fund I, LLC.

Response to Comment No. 28

Walker & Dunlop Apartment Fund I, LLC

Walker & Dunlop Apartment Fund I, LLC (the “Apartment Fund”) is a limited liability company that invested in multifamily real estate properties and mezzanine loans. The managing member of the Apartment Fund is Walker & Dunlop Multifamily Equity I, LLC (“Multifamily Advisor”).  A third-party institutional investor (the “Investor Member”) of the Apartment Fund holds a 99% ownership interest in Apartment Fund and has a substantive “kick-out” right permitting the Investor Member to unilaterally remove Multifamily Advisor.  The remaining 1% interest is held by Multifamily Advisor.  Multifamily Advisor is not owned by the combined and consolidated Walker & Dunlop entities.  Walker & Dunlop, LLC provides services for Multifamily Advisor.

In accordance with ASC 810-10-05 and ASC 810, the Company has analyzed each of the characteristics of a variable interest entity against the governing documents of the Apartment Fund and has concluded that the entity is not a variable interest entity.  Specifically, (i) the total equity of Apartment Fund, which is $47 million (75% of total assets), is sufficient to allow the Apartment Fund to finance its own activity; (ii) a group of equity investors has the power to direct the activities of the Apartment Fund, since the Investor Member has a unilateral right to kick-out the managing member (and by extension Walker & Dunlop), the obligation to absorb the expected losses, and the right to receive the expected returns of the Apartment Fund; and (iii) although disproportionality between voting rights and economic interests may exist, the Company does not believe that substantially all of the Apartment Fund’s activities are conducted on behalf of the Investor Member, as evidenced by the fee structure that provides a performance-based fee to the managing member.

The Apartment Fund is a voting interest entity and the existence of the substantive kick-out right, which can be exercised unilaterally by the Investor Member, precludes Multifamily Advisor from consolidating the Apartment Fund. Moreover, since Multifamily Advisor does not consolidate the Apartment Fund, the services agreement between Multifamily Advisor and Walker & Dunlop does not cause the combined and consolidated Walker & Dunlop entities to consolidate the Apartment Fund.

W&D Balanced Real Estate Fund I LP

W&D Balanced Real Estate Fund I LP (the “Balanced Fund”) is a limited partnership that invested in commercial real estate securities and loans. The financial statements of the Balanced Fund are prepared by applying the guidance for investment companies (i.e., all investments in real estate assets are reported at fair value).  The general partner is W&D Balanced Real Estate Fund I GP, LLC (the “General Partner”), a wholly owned subsidiary of Walker & Dunlop, LLC. The General Partner has no obligation to fund the losses of Balanced Fund. The limited partners are third-party pension funds.

Neither the General Partner nor the Company is required to apply Topic 810’s consolidation requirements to their interests in investment companies following the release of FASB Accounting Standards Update No. 2010-10, Amendments for Certain Investment Funds, and FASB Accounting Standards Update No. 2009-17, Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. Although the consolidation requirements have been deferred, the obligation to include FAS 167’s expanded disclosure requirements for interests in variable interest entities, if such entity was a variable interest entity under FIN 46R, was not deferred.

The Company has analyzed each of the characteristics of a variable interest entity against the governing documents of the Balanced Fund and has concluded that the Balanced Fund is not a variable interest entity.  Specifically, (i) the Balanced Fund is financed with $53 million of equity from the limited partners and has no debt, providing sufficient equity at risk to finance operations; (ii) as a group, the equity holders do not lack the power to direct the activities that most significantly affect the performance of the Balanced Fund, since the limited partners have a majority kick-out right, the obligation to absorb all expected losses, and the right to receive the expected returns, and (iii) although disproportionality between voting rights and economic interests may exist, the Company does not believe that substantially all the Balanced Fund’s activities are conducted on behalf of any specific investor member.

The Balanced Fund is a voting interest entity and the existence of the substantive kick-out right, which can be exercised unilaterally by a single limited partner (i.e., for this fund, one unrelated party holds greater than 50% of the limited partnership interests), the General Partner is precluded from consolidating the Balanced Fund.

See the Company’s revised disclosures in Note 1 on page F-8 and Note 12 on page F-27.

Note 2 — Summary of Significant Accounting Policies, page F-8
Restricted Cash, page F-8

29.                               Please revise to more clearly disclose the specific nature of each restricted cash item presented.

Response to Comment No. 29

The Company has revised the descriptions in the table included on page F-9 to better identify the specific nature of the restrictions.

Loans Held for Sale, page F-12

30.                               Please revise to clarify what you mean by the phrase “unless contemporaneous documentation to the contrary is put in place at the time of the loan’s closing.” Describe and quantify the extent to which this method was used in lieu of fair value, and clearly describe how the value was determined in these situations.

Response to Comment No. 30

The Company has revised its disclosures on page F-10 to clarify its policy on loans held for sale. The Company initially measures all originated loans at fair value.  Subsequent to initial measurement, it measures all mortgage loans at fair value unless it documents at the time the loan is originated that it will measure the specific loan at the lower of cost or fair market value for the life of the loan.

Note 3 — Merger and Restructuring Activity, page F-12

31.                               Please revise to clarify the basis for presenting cash received in the acquisition of Column as a financing activity in the statements of cash flows.  Business acquisitions represent investing activities.  Tell us how you considered the guidance of ASC 230-10-45.

Response to Comment No. 31

The Company advises the Staff that, in conjunction with the acquisition of Column, the Company received $18,028 (in thousands) of cash and restricted cash, as described on page F-13. Of the $18,028 (in thousands) of cash, $9,124 (in thousands) represents cash that is contractually restricted and $8,904 (in thousands) represents cash paid by Column to us to increase its interest in Walker & Dunlop, LLC to 35%.  The cash receipt was negotiated as part of the acquisition, and had Column not contributed this cash, its ownership interest would have been proportionately reduced.  Accordingly, the $8,904 (in thousands) of cash received represents cash received from Column to acquire an equity interest in Walker & Dunlop, LLC.  The Company believes that presentation as a financing activity is appropriate pursuant to ASC Topic No. 230-10-45, which requires that cash received from the sale of equity interests be presented as a financing activity.

32.                               Please revise to provide an expanded discussion of how the fair value of the consideration transferred to Column was determined.

Response to Comment No. 32

The Company has revised Note 3 on pages F-12 and F-13 to clarify that the fair value of the consideration transferred was determined using third-party valuations of the Column, Green Park and W&D Inc. businesses.

Note 4 — Mortgage Servicing Rights, page F-16

33.                               Please revise to clarify the relationship between the tabular presentation of the activity of capitalized MSR’s to the tabular presentation of the gain attributable to MSR’s activity.

Response to Comment No. 33

The Company advises the Staff that the separate presentation of gain attributable to MSRs has been eliminated in addressing Comment 12.  The Company has amended the tabular presentation that previously existed in Note 4 to provide the components of gain attributable to mortgage banking activities in Note 4 on page F-15.  Within this amended table are amounts identified as Mortgage servicing rights created that, when added to the prior period value of MSR related to rate lock commitments and mortgage loans held for sale, approximates additions to MSRs presented in Note 4.

Note 5 — Guaranty Obligation, page F-16

34.                               Please revise to provide an expanded discussion of how you determine the amount recorded as your guaranty obligation, clarifying in sufficient detail the difference between your obligation to stand ready and your contingent obligation, how you calculate each, and why you believe your obligation to stand ready more appropriately represents your obligation.

Response to Comment No. 34

The Company advises the Staff that in addressing Comment 12, the Company revised the discussion in Note 6 on page F-16 to clarify the difference between its stand ready obligation (non-contingent obligation) and its risk-sharing obligation (contingent obligation).  Furthermore, the

Company respectfully submits that the third paragraph explains why the Company’s stand ready obligation more appropriately represents its obligation at inception and describes the calculation of the stand ready non-contingent component, and the fifth paragraph discusses how the Company calculates the risk-sharing contingent component.

35.                               Please tell us your basis for amortizing the guaranty obligation over the life of the loan and how this is affected by credit losses.

Response to Comment No. 35

The Company advises the Staff that the guaranty obligation is the non-contingent component of the performance guaranty under the Fannie Mae DUS risk-sharing program.  The Company considered the guidance in ASC 460-10-35-2, evaluated how the non-contingent obligation expires and concluded that it expires ratably over the life of the loan. Accordingly, a straight-line amortization method was adopted.  Changes made to address Comment 12 make clear that the amortized guaranty obligation relates only to the non-contingent stand-ready obligation and that credit losses do not affect this non-contingent component.

36.                               In the third complete paragraph on page F-17 you state, “Along with a write-off of the loan-specific MSR.”  Please revise this incomplete sentence to be more clear.

Response to Comment No. 36

The Company has revised this phrase on page F-17 by making it a continuation of the immediately preceding sentence.

Exhibits

37.                               Please file all missing exhibits, including an opinion regarding tax matters as is required by Item 601(b)(8) of Regulation S-K, as we may have additional comments.  Please include the as in effect documents for Exhibits 3 rather than “Form of.”

Response to Comment No. 37

The Company advises the Staff that, to the extent an exhibit is not being filed with Amendment No. 1, it intends to file such exhibit with the Commission as soon as possible once such exhibit is available.

With respect to the Staff’s request to file an opinion regarding tax matters as required by Item 601(b)(8) of Regulation S-K, the Company respectfully submits that a tax opinion is not required to be filed as an exhibit because (i) the Company’s filing is not on Form S-11 and Guide 5 does not apply and (ii) the Company does not believe that the tax consequences of the offering are material to investors.  The Company has included information on tax consequences to foreign investors because it believes such disclosure is customary for these types of offerings.  The Company has revised the disclosure on page 115 to clarify that the discussion is of certain tax consequences, as opposed to material tax consequences.

The Company advises the Staff that, prior to effectiveness of the Registration Statement, the Company will (i) adopt the Articles of Amendment and Restatement (the “Articles”) and the Amended and Restated Bylaws (the “Bylaws”), (ii) file the Articles with the Maryland Secretary of State and (iii) file the Articles and Bylaws as exhibits to the Registration Statement as the Company’s Articles and Bylaws as currently in effect.

****

The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments.  If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at 202-637-8357 or David Bonser at 202-637-5868.

Very truly yours,

/s/ James E. Showen
James E. Showen

Enclosures

cc:	William M. Walker
Walker & Dunlop, Inc.
David W. Bonser
Hogan Lovells US LLP
Edward F. Petrosky
James O’Connor
Sidley Austin LLP

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia.  Hogan Lovells refers to the international legal practice comprising Hogan Lovells US LLP, Hogan Lovells International LLP, Hogan Lovells Worldwide Group (a Swiss Verein), and their affiliated businesses with offices in:  Abu Dhabi   Alicante   Amsterdam   Baltimore   Beijing   Berlin   Boulder   Brussels   Caracas   Colorado Springs   Denver   Dubai   Dusseldorf   Frankfurt   Hamburg   Hanoi   Ho Chi Minh City   Hong Kong   Houston   London   Los Angeles   Madrid   Miami   Milan   Moscow   Munich   New York   Northern Virginia   Paris   Philadelphia   Prague   Rome   San Francisco   Shanghai   Silicon Valley   Singapore   Tokyo   Ulaanbaatar   Warsaw   Washington DC   Associated offices: Budapest   Jeddah   Riyadh   Zagreb